EXHIBIT 99.3

Silver Standard Resources Inc.
Consolidated Financial Statements
December 31, 2012 and 2011

Management’s Responsibility for the Financial Statements
The preparation and presentation of the accompanying consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) are the responsibility of management and have been approved by the Board of Directors.
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.
Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, has a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and as Chief Financial Officer, will certify our annual filings with the Canadian Securities Administrators ('CSA') and Securities and Exchange Commission ('SEC') as required in Canada by National Instrument 52-109 and in the United States as required by the Sarbanes-Oxley Act of 2002.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.
The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2012.
PricewaterhouseCoopers LLP, our auditor, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in their report which appears herein.

“John Smith”	“Gregory Martin”
John Smith	Gregory Martin
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

February 28, 2013

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February 28, 2013

Independent Auditor's Report

To the Shareholders of Silver Standard Resources Inc.

We have completed an integrated audit of Silver Standard Resources Inc.'s and its subsidiaries' (the “Company”) December 31, 2012 and 2011 consolidated financial statements and their internal control over financial reporting as at December 31, 2012. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Silver Standard Resources Inc. and its subsidiaries, which comprise the consolidated statement of financial position as at December 31, 2012 and December 31, 2011 and the consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the years then ended December 31, 2012 and 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.2
We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silver Standard Resources Inc. and its subsidiaries as at December 31, 2012 and 2011 and their financial performance and their cash flows for the years then ended December 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Silver Standard Resources Inc.'s and its subsidiaries' internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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Management's responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting.

Auditor's responsibility
Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company's internal control over financial reporting.

Definition of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Silver Standard Resources Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

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Silver Standard Resources Inc.
Consolidated Financial Statements
December 31, 2012 and 2011

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Silver Standard Resources Inc.
Consolidated Statements of Financial Position
As at December 31, 2012 and 2011
(expressed in thousands of United States dollars)

	Note	December 31, 2012	December 31, 2011
		$	$
Current assets
Cash and cash equivalents	3	366,947	329,055
Trade and other receivables	4	83,454	19,401
Other current assets	5	41,077	33,539
Inventory	6	102,293	94,681
		593,771	476,676
Non-current assets
Property, plant and equipment	7	540,077	544,111
Investment in associate	8	119,632	136,342
Deferred income tax assets	9	18,132	21,591
Value added tax receivable	10	37,363	89,160
Other non-current assets	5	7,937	8,222
Total assets		1,316,912	1,276,102

Current liabilities
Trade and other payables	11	79,007	48,023
Taxes payable	9	—	22,498
Warrant liability	12	—	7,067
Convertible notes	14	135,805	—
		214,812	77,588
Non-current liabilities
Deferred income tax liabilities	9	13,551	41,331
Close down and restoration provision	13	31,222	46,653
Convertible notes	14	—	125,313
Derivative liability	14	—	1,242
Total liabilities		259,585	292,127

Shareholders' equity
Share capital	15	706,901	705,876
Other reserves	16	24,016	6,515
Retained earnings		326,410	271,584
Total shareholders' equity attributable to shareholders of the Company		1,057,327	983,975
Total liabilities and equity		1,316,912	1,276,102

Events after the reporting date (notes 8 and 14)
Commitments (note 23 (c))
The accompanying notes are an integral part of the consolidated financial statements
Approved by the Board of Directors and authorized for issue on February 28, 2013

“Richard D. Paterson”	“John Smith”
Richard D. Paterson, Director	John Smith, Director

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Silver Standard Resources Inc.
Consolidated Statements of Income
For the years ended December 31, 2012 and 2011
(expressed in thousands of United States dollars, except per share amounts)

	Note	2012	2011
		$	$

Revenue		241,120	147,845
Cost of sales	17	(195,008)	(95,926)
Income from mine operations		46,112	51,919

General and administrative expenses	17	(23,662)	(23,651)
Exploration and evaluation expenses		(12,702)	(5,703)
Operating income		9,748	22,565

Gain on sale of mineral property	7	—	49,856
Gain on partial disposal of associate	8, 12	49,082	38,776
Interest earned and other finance income	18	2,066	2,291
Interest expense and other finance costs	18	(24,461)	(17,392)
Other income	19	4,678	18,080
Foreign exchange loss		(6,029)	(2,651)
Income before tax		35,084	111,525

Income tax recovery (expense)	9	19,742	(31,397)

Net income and net income attributable to shareholders		54,826	80,128

Weighted average shares outstanding (thousands)
Basic	20	80,744	80,324
Diluted	20	80,761	80,660

Earnings per share
Basic	20	$0.68	$1.00
Diluted	20	$0.68	$0.99
The accompanying notes are an integral part of the consolidated financial statements

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Silver Standard Resources Inc.
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2012 and 2011
(expressed in thousands of United States dollars)

	Note	2012	2011
		$	$

Net income for the period attributable to shareholders		54,826	80,128
Other comprehensive income (loss):
Unrealized (loss) on marketable securities, net of tax		(458)	(13,820)
Realized (gain) on the disposal of marketable securities recycled to net income, net of tax		—	(4,731)
Realized impairment and (gain) of marketable securities recycled to net income, net of tax		9,354	—
Share of other comprehensive loss (income) of associate	8	3,912	(3,516)
Cumulative translation adjustment		723	(2,163)
Other comprehensive income (loss)		13,531	(24,230)

Total comprehensive income attributable to shareholders		68,357	55,898
Total comprehensive income		68,357	55,898
The accompanying notes are an integral part of the consolidated financial statements

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Silver Standard Resources Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2012 and 2011
(expressed in thousands of United States dollars)

	Note	Common Shares		Other	Retained earnings	Total	Non-	Total
		Shares	Amount	reserves		attributable to	controlling	equity
				(note 16)		shareholders	Interest
		000's	$	$	$	$	$	$
Balance, January 1, 2011		79,666	676,651	63,257	191,456	931,364	496	931,860

Exercise of stock options		1,028	29,225	(8,990)	—	20,235	—	20,235
Share-based compensation		—	—	4,676	—	4,676	—	4,676
Transactions with non-controlling interests	7	—	—	(28,198)	—	(28,198)	(496)	(28,694)
Total comprehensive income (loss) for the year		—	—	(24,230)	80,128	55,898	—	55,898
Balance, January 1, 2012		80,694	705,876	6,515	271,584	983,975	—	983,975

Exercise of stock options		54	1,025	(407)	—	618	—	618
Share-based compensation		—	—	4,377	—	4,377	—	4,377
Total comprehensive income for the year		—	—	13,531	54,826	68,357	—	68,357
Balance, December 31, 2012		80,748	706,901	24,016	326,410	1,057,327	—	1,057,327
The accompanying notes are an integral part of the consolidated financial statements

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Silver Standard Resources Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2012 and 2011
(expressed in thousands of United States dollars)

	Note	2012	2011
		$	$
Cash flows from operating activities
Net income for the year		54,826	80,128
Adjustments for:
Depreciation, depletion and amortization		44,841	16,832
Share-based payments		4,128	4,754
Close down and restoration provision		6,086	1,596
(Gain) on sale of mineral property and property, plant and equipment		—	(49,856)
Write-down of inventory to net realizable value		—	1,625
Accretion expense on convertible notes		10,492	9,188
Accretion (income) on convertible debenture		—	(691)
(Gain) on dilution of associate		(15,839)	—
Other expenses (other income)		10,310	(19,136)
(Gain) on partial disposal of associate		(49,082)	(38,776)
Deferred income tax (recovery)		(25,218)	(4,950)
Foreign exchange loss		1,699	6,618
Net changes in non-cash working capital items	25	(36,833)	(1,653)

Cash generated in operating activities		5,410	5,679

Cash flows from investing activities
Net proceeds from partial disposal of associate		71,040	112,381
Purchase of property, plant and equipment		(21,468)	(29,055)
Mineral property expenditures		(40,530)	(36,379)
Net value added tax receipts (payments)		18,048	(24,302)
(Increase) in restricted cash		(79)	—
Acquisition of non-controlling interest		—	(18,172)
Proceeds from repayment of convertible debenture receivable		—	10,060
Net proceeds from sale of mineral property		—	56,447
Proceeds from sale of other investments		4,853	—

Cash generated by investing activities		31,864	70,980

Cash flows from financing activities
Proceeds from exercise of stock options		618	20,085

Cash generated by financing activities		618	20,085

Increase in cash and cash equivalents		37,892	96,744
Cash and cash equivalents, beginning of period		329,055	232,311
Cash and cash equivalents, end of period		366,947	329,055

Supplemental cash flow information (note 25)
The accompanying notes are an integral part of the consolidated financial statements

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. (the “Company”) is a limited liability company incorporated under the laws of the Province of British Columbia, Canada and its shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ in the United States. The Company together with its subsidiaries (the “Group”) are principally engaged in the acquisition, exploration, development and operation of silver-dominant resource properties located in the Americas. The Company is the ultimate parent of the Group.

The Company’s address is Suite 1400, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

The Company’s strategic focus is to optimize the production of silver from its Pirquitas mine in Argentina, and to advance other principal development projects including Pitarrilla in Mexico and San Luis in Peru. In addition to its principal projects, the Company holds a geologically-diverse portfolio of other predominantly silver projects in various stages of exploration or technical evaluation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a)	Basis of preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The comparative information has also been prepared on this basis, with the exception of certain items, details of which are given below, for which comparative information has not been restated.
The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of December 31, 2012, and were approved as of February 28, 2013, the date the Audit Committee of the Board of Directors approved the statements.
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving judgment or complexity, or areas where assumptions and estimates are significant and could affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period, are discussed in note 2(u).

b)	Accounting convention
These consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments, which are measured at fair value as described in note 2(r).
c)Basis of consolidation
These consolidated financial statements incorporate the financial statements of the Company, its associate (note 8), and its subsidiaries (note 24(c)).
Subsidiaries
Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.
The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.
All intercompany transactions and balances have been eliminated on consolidation.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Associates
An associate is an entity over whose operating and financial policies the Company exercises significant influence. Significant influence is presumed to exist where the Company has between 20 per cent and 50 per cent of the voting rights, but can also arise where the Company holds less than 20 per cent of the voting rights, but it has power to be actively involved and influential in policy decisions affecting the entity. The Company’s share of the net assets, post-tax results and reserves of the associate are included in the consolidated financial statements using the equity accounting method. This involves recording the investment initially at cost to the Company, and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the Company’s share of the associate’s results. Unrealized gains on transactions between the Company and its associate are eliminated to the extent of the Company’s interest in the associate.
d)Foreign currency translation
(i)    Functional and presentation currency
Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the particular entity operates (“the functional currency”).
The consolidated financial statements are presented in United States dollars.
(ii)   Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income.
(iii)  Subsidiaries
The results and financial position of subsidiaries and of the associate that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
▪Assets and liabilities are translated at the period-end exchange rate;
▪Income and expenses for each statement of income are translated at average exchange rates for the period; and
▪All resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.
On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to the foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in the consolidated statement of income as part of the gain or loss on sale.
e)Revenue recognition
The Company’s primary source of revenue is from the sale of metal-bearing concentrate. Revenue from the sale of concentrate is recognized in the consolidated financial statements when the following conditions are met:

▪	the significant risks and rewards of ownership have passed to the customer;

▪	neither continuing managerial involvement, to the degree usually associated with ownership, nor effective control over the good sold, has been retained;

▪	the amount of revenue can be measured reliably;

▪	it is probable that economic benefits associated with the sale will flow to the Company; and

▪	the costs incurred or to be incurred in respect of the sale can be measured reliably.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Revenue from the sale of concentrate is recorded net of charges for shipping, refining and smelting. Net revenues from the sale of significant by-products are included within revenue. Where a by-product is not regarded as significant, sales proceeds may be credited against cost of sales.
Concentrate sales are recognized on a provisional basis using the Company's best estimate of contained metals. Final settlement is based on applicable commodity prices set based on contractually determined quotational periods and receipt of final weights and assays, which typically occurs two to six months after shipment.
Variations between the price recorded at the shipment date and the actual final price are caused by changes in metal prices and result in an embedded derivative. The derivative is recorded at fair value each period until final settlement occurs, with value adjustments recognized in revenue. Such adjustments to revenue for metal prices are recorded each period, until the final settlement is determined.
f)Cash and cash equivalents
Cash and cash equivalents include cash on hand and held at banks and short-term investments with an original maturity of 90 days or less, which are readily convertible into a known amount of cash and excludes any restricted cash that is not available for use by the Company and therefore is not highly liquid.
g)Inventory
Stockpiled ore, work in process and finished goods inventory are valued at the lower of cost and estimated net realizable value (“NRV”). Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Production stripping costs are included in inventory as incurred. NRV is calculated using the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventory into saleable form and all associated selling costs.
Any write-downs of inventory to NRV are recorded as cost of sales in the consolidated statements of income. If there is a subsequent increase in the value of inventory, the previous write-downs to NRV are reversed up to cost to the extent that the related inventory has not been sold.
Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Stockpiled ore that is not scheduled for processing within the next twelve months is classified as long-term inventory. Costs added to stockpiled ore inventory are derived from the current mining costs incurred up to the point of stockpiling the ore and are removed at average cost. Quantities of stockpiled ore are verified by periodic surveys. Finished goods inventory includes metal concentrates at site and in transit.
Materials and supplies inventories are valued at the lower of average cost and NRV. Costs include acquisition, freight and other directly attributable costs. A regular review is undertaken to determine the extent of any provision for obsolescence.
h)Exploration and evaluation expenditures
Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.
Evaluation expenditures are costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of mineralized material is commercially justified including scoping, pre-feasibility and final feasibility studies.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Exploration and evaluation expenditures are expensed until the Company has obtained the legal right to explore an area. The legal right to explore is determined by having registered claims, concessions and being current on required payments and taxes. Capitalized costs are considered to be tangible assets as they form part of the underlying mineral property and are recorded within ‘exploration and development expenditure’, a separate component of property, plant and equipment, at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

Exploration and evaluation expenditures at operating properties are expensed as incurred until an economically recoverable Mineral Reserve is identified.
i)Property, plant and equipment
Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses.
The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.
Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.
Costs incurred for new construction, mine development, the major overhaul of existing equipment, and sustaining capital are capitalized as property, plant and equipment on the consolidated statements of financial position and are subject to depreciation once they are put into use. Major overhauls include improvement programs that increase the productivity or extend the useful life of an asset beyond that initially envisaged. The costs of routine maintenance and repairs that do not constitute improvement programs are accounted for as a cost of the inventory produced in the period.
j)Depreciation of property, plant and equipment
The carrying amounts of property, plant and equipment are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of mine or lease, if shorter. Depreciation starts on the date of commissioning. The major categories of property, plant and equipment are depreciated on a units-of-production or straight-line basis using the estimated lives indicated below:

Computer equipment	3 - 5 years
Furniture and fixtures	7 years
Vehicles	3 years
Mining equipment	Life of Mine
Mine plant equipment	Life of Mine
Leasehold improvements	Lease term

Land is not depreciated.

‘Mineral properties’ are depreciated using the units-of-production method. In applying the units-of-production method, depreciation is calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material expected to be extracted in current and future periods based on Mineral Reserves.

The Company conducts an annual review of residual values, useful lives and depreciation methods employed for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
k)Stripping costs
Stripping costs comprise the removal of overburden and other waste material from the mine. Stripping costs incurred during the development of a mine are capitalized and recorded within mineral properties and subsequently amortized over the life of the mine on a units-of-production basis.
Stripping costs incurred during the production phase are variable production costs that are included in the costs of inventory produced during the period that the stripping costs are incurred. Stripping costs resulting in a future benefit of the mineral property by providing access to additional sources of ore are capitalized and amortized over the relevant mineral reserves.
l)Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred.
m)Impairment of long-lived assets
At each reporting date, the Company conducts a review to assess whether there are any indications of impairment.
Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment or at any time if an indicator of impairment is considered to exist. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
The Company conducts reviews to assess for any indications of impairment of asset values. External factors such as changes in expected future metal prices, costs and other market factors are also monitored to assess for indications of impairment.
If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell and value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in the statement of income.
Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.
Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.
Impairment is normally assessed at the level of cash-generating units (“CGUs”), which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.
Non-financial assets other than goodwill that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.
n)Share capital
Common shares issued by the Company are recorded at the net proceeds received which is the fair value of the consideration received less costs incurred in connection with the issue.
o)Share-based payments
Equity-settled share-based payment arrangements such as the Company’s stock option plan are initially measured at fair value at the date of grant and recorded within shareholders’ equity. Cash-settled arrangements such as the Directors’ Deferred Share Unit (“DSU”) Plan, the Restricted Share Unit (“RSU”) Plan and the Performance Share Unit (“PSU”) Plan are initially recorded at fair value and classified as accrued liabilities and subsequently remeasured at fair value at each reporting date.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
The fair value at grant date of all share-based payments is recognized as compensation expense over the period for which benefits of services are expected to be derived, with a corresponding credit to shareholders’ equity or accrued liabilities depending on whether they are equity-settled or cash-settled. The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model and estimates the expected forfeiture rate at the date of grant. The fair value of DSU’s and RSU’s is based on the quoted market price of the Company’s common shares, and the PSU’s are valued using a Monte Carlo simulation. When awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed.
Where share-based payments are granted in exchange for services directly related to specific exploration, development or producing properties, the expense is capitalized against that asset.
p)Taxation
The income tax expense for the period is comprised of current and deferred tax, and is recognized in the consolidated statement of income except to the extent that it relates to items recognized directly in shareholders’ equity, in which case the tax is recognized in equity.
(i)    Current income tax
Current tax for each taxable entity in the Company is based on the local taxable profit for the period at the local statutory tax rates enacted or substantively enacted at the date of the consolidated statement of financial position.
(ii)   Deferred tax
Deferred tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred tax is determined using tax rates and tax laws that are enacted or substantively enacted at the date of the consolidated statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.
Deferred tax assets and liabilities are not recognized if the temporary difference arises on the initial recognition of assets and liabilities in a transaction other than a business combination, that at the time of the transaction, affects neither the taxable nor the accounting profit or loss.
Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available to be utilized against those deductible temporary differences. Deferred tax assets are reviewed at each reporting date and amended to the extent that it is no longer probable that the related tax benefit will be realized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.
(iii)  Royalties and other tax arrangements
Royalties and other arrangements are treated as taxation arrangements when they have the characteristics of tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to an income measure. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included within cost of sales.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

q)	Earnings per share
Basic earnings per share is calculated by dividing the net income attributable to shareholders of the Company by the weighted average number of shares outstanding during the reporting period.
Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and convertible notes. The “treasury stock method” is used for the assumed proceeds upon exercise of the dilutive instruments to determine the number of shares assumed to be purchased at the average market price during the period.
A portion of the convertible notes may be converted into common shares and hence the maximum dilution impact of these is determined.
When a loss is incurred during the year, basic and diluted loss per share are the same because the exercise of options and convertible notes are considered to be anti-dilutive.
r)Financial instruments
(i)    Financial assets and liabilities
The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), loans and receivables, available-for-sale, held to maturity, and other financial liabilities. The classification depends on the purpose for which the financial assets or liabilities were obtained. Management determines the classification of financial assets and liabilities at initial recognition.
The Company has not classified any financial instruments as held to maturity. The accounting policy for each of the other categories is as follows:
Financial assets and liabilities at FVTPL Financial assets and liabilities carried at FVTPL are recorded at fair value and transaction costs are expensed in the statement of income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets or liabilities held at FVTPL are included in the consolidated statement of income in the period in which they arise. Derivatives are included in this category unless they are designated as hedges. Generally, the Company does not acquire financial assets for the purpose of selling in the short term.
Loans and receivables Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment.
Available-for-sale financial assets Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other categories.
Available-for-sale assets are initially recorded at fair value plus transaction costs, and are subsequently carried at fair value. All unrealized gains and losses arising from changes in the fair value of assets classified as available-for-sale are recognized directly in other comprehensive income, except for unrealized foreign exchange gains or losses on monetary financial assets and impairment losses which are recognized in the statement of income. Any reversal of a previously recognized impairment loss on a non-monetary asset is recognized directly in other comprehensive income. Realized gains and losses from the derecognition of available-for-sale assets are recognized in the consolidated statement of income in the period derecognized with any unrealized gains or losses being recycled from other comprehensive income.
Other financial liabilities Other financial liabilities are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the initial cost and the redemption value is recognized in the consolidated statement of income over the period to maturity using the effective interest method.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Derivative financial instruments The Company’s policy with regard to ‘Financial Risk Management’ is set out in note 23. When the Company enters into derivative contracts these are designed to reduce the exposures related to assets and liabilities, or anticipated transactions.
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. Commodity-based embedded derivatives resulting from provisional sales prices of metals in concentrate are recognized in revenue as described in note 2(e). Embedded derivatives in the convertible notes are described in note 14.
(ii)   Fair value of financial instruments
The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the financial asset’s specific circumstances.
(iii)  Impairment of financial assets
The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. An evaluation is made as to whether a decline in fair value is ‘significant’ or ‘prolonged’ based on indicators such as significant adverse changes in the market, economic or legal environment.
Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.
(iv)   Derecognition of financial assets and liabilities
Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognized within other income and finance costs respectively.
s)Provisions for close down and restoration and for environmental clean-up costs
Close down and restoration costs include dismantling and demolition of infrastructure, the removal of residual materials and remediation of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, based on the net present value of estimated future costs. The cost estimates are updated during the life of the operation to reflect known development, e.g. revisions to cost estimates and to the estimated lives of the operations, and are subject to formal reviews at regular intervals.
The initial closure provision together with changes resulting from changes in estimated cash flows or discount rates are capitalized within property, plant and equipment. These costs are then depreciated over the life of the asset to which they relate, typically using the units-of-production method. The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to the consolidated statement of income as a financing cost.
t)Leases
Leases which transfer substantially all of the benefits and risks incidental to the ownership of property are accounted for as finance leases. Finance leases are capitalized at the lease commencement at the lower of the fair market value of the leased property and the net present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charge. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.
All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
u)Significant accounting judgments and estimates
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgments and estimation is contained in the accounting policies and/or notes to the consolidated financial statements, and the key areas are summarized below.
Areas of judgment that have the most significant effect on the amounts recognized in the consolidated financial statements are:

▪	Review of asset carrying values and impairment assessment;

▪	Mineral Reserve and Mineral Resource estimates;

▪	Determination of useful lives of property, plant and equipment;

▪	Valuation of inventory;

▪	Close down and restoration provision;

▪	Deferred tax assets and liabilities; and

▪	Functional currency.
Key sources of estimation uncertainty that have the most significant effect on the amounts recognized in the consolidated financial statements are:

▪	Review of asset carrying values and impairment assessment;

▪	Mineral Reserve and Mineral Resource estimates;

▪	Valuation of inventory;

▪	Close down and restoration provision;

▪	Determination of the fair values of share-based compensation and of financial instruments; and

▪	Deferred tax assets and liabilities.
Each of these judgments and estimates is considered in more detail below.
Review of asset carrying values and impairment assessment In accordance with the Company’s accounting policy (note 2 (m)), each asset or CGU is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU of assets is measured at the higher of fair value less costs to sell or value in use.

The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, production budgets and forecasts, and life-of-mine estimates.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, Mineral Reserves, operating costs, taxes, close down and restoration costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the consolidated statements of income.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Mineral Reserve and Mineral Resource estimates The Company estimates its Mineral Reserves and Mineral Resources based on information prepared by qualified persons as defined by National Instrument (“NI”) 43-101. Mineral Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, Mineral Resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating Mineral Reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of Mineral Reserves and may, ultimately, result in Mineral Reserve estimates being revised. Such changes in Mineral Reserves could impact on depreciation and amortization rates, asset carrying values and the provision for close down and restoration.

Determination of useful lives of property, plant and equipment The Company uses the units-of-production method to depreciate mineral property expenditures, whereby depreciation is calculated using the tonnage of ore extracted from the mine in the period as a percentage of the total tonnage of ore expected to be extracted in current and future periods based on Mineral Reserves. As noted above, there are numerous uncertainties inherent in estimating Mineral Reserves. Other assets are depreciated using the straight-line method, which includes significant management judgment to determine useful lives.
Valuation of inventory Stockpiled ore and finished goods are valued at the lower of cost and NRV. NRV is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. The determination of future sales price, production and selling costs requires significant assumptions that may impact the stated value of the Company’s inventory.
Close down and restoration provision Close down and restoration costs are a consequence of mining, and the majority of close down and restoration costs are incurred near the end of the life of the mine. The Company’s accounting policy requires the recognition of such provisions when the obligation occurs. The initial provisions are periodically reviewed during the life of the operation to reflect known developments, e.g. updated cost estimates and revisions to the estimated lives of operations. Although the ultimate cost to be incurred is uncertain, the Company estimates its costs based on studies using current restoration standards and techniques. The initial closure provisions together with changes, other than those arising from the discount applied in establishing the net present value of the provision, are capitalized within property plant and equipment and depreciated over the lives of the assets to which they relate.
The ultimate magnitude of these costs is uncertain, and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites, local inflation rates and exchange rates when liabilities are anticipated to be settled in a currency other than the United States dollar. The expected timing of expenditure can also change, for example, in response to changes in Mineral Reserves, production rates or economic conditions. As a result there could be significant adjustments to the provision for close down and restoration, which would affect future financial results.
Determination of the fair value of share-based compensation The fair value of share options and other forms of share-based compensation granted is computed to determine the relevant charge to the consolidated statement of income. In order to compute this fair value, the Company uses option pricing models that require management to make various estimates and assumptions in relation to the expected life of the awards, volatility, risk-free interest rates, and forfeiture rates.
Valuation of financial instruments The Company is required to determine the valuation of its convertible notes (at inception), and the embedded derivatives within sales contracts. The convertible notes require discounted cash flow analysis that involves various estimates and assumptions, whilst the valuation of the revenue derivatives require estimates of settlement dates.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Deferred tax assets and liabilities The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.
Functional currency The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which it operates may not be clear. This can have a significant impact on the consolidated results of the Company based on the foreign currency translation methods described in note 2(d).
v)Future accounting changes
The standards and interpretations that are issued but not yet effective listed below, are those that the Company reasonably expects will have an impact on disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards and interpretations, if applicable, when they become effective.

International Accounting Standard ("IAS") 1, Presentation of Items of Other Comprehensive Income – Amendments to IAS 1
The amendments to IAS 1 change the grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or recycled) to profit or loss at a future point in time would be presented separately from items that will never be reclassified. The amendment affects presentation only and therefore has no impact on the Company’s financial position or performance.

The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

IFRS 9, Financial Instruments: Classification and Measurement
IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015.

In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The Company will quantify the effect in conjunction with the other phases, when the final standard, including all phases, is issued.

IFRS 10, Consolidated Financial Statements; IAS 27, Separate Financial Statements
IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues covered in SIC-12 Consolidation — Special Purpose Entities.

IFRS 10 establishes a single control model that applies to all entities including structured entities (previously referred to as special purpose entities). The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27.

Based on the preliminary analysis performed, IFRS 10 is not expected to have any impact on the investments currently held by the Company.

This standard is effective for annual periods beginning on or after January 1, 2013.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
IFRS 11, Joint Arrangements
IFRS 11 replaces IAS 31, Interests in Joint Ventures and SIC-13, Jointly-controlled Entities — Non-monetary Contributions by Venturers.

IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method.

Based on the preliminary analysis performed, IFRS 11 is not expected to have any impact on the Company.

This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 12, Disclosure of Interests in Other Entities
IFRS 12 includes all of the disclosures that were previously in IAS 27 relating to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 28 and IAS 31. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required, but will have no impact on the Company’s financial position or performance.

This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 13, Fair Value Measurement
IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted.

The Company is currently assessing the impact that this standard will have on the financial position and performance, but based on the preliminary analysis, no material impact is expected.

This standard is effective for annual periods beginning on or after January 1, 2013.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine
This interpretation applies to waste removal (stripping) costs during the production phase of a surface mine. The interpretation will be adopted by the Company on January 1, 2013.

The Company has adopted the following accounting policy for stripping costs in the production phase of a surface mine:

“In surface mining operations waste material ('overburden') is removed to gain access to mineral ore deposits, which is known as stripping. During the production phase of a mine where stripping activities result in improved access to ore the Company recognizes a non-current 'stripping activity asset' (“SAA”) when it is probable that the future economic benefit of the improved access will flow to the Company, the ore to which access has been improved is identifiable, and costs can be reliably measurable.

Typically identifiable components of an ore body correspond to the phases of a mine plan. Within each identifiable component the average stripping ratio is determined; the cost of waste removal in excess of the stripping ratio is capitalized as a SAA, and the cost of waste and ore removal in line with the average stripping ratio is taken to inventory.

The SAA is amortized using a unit of production method over the period in which the improved access to the component of the ore body is achieved."

The Company is in the process of quantifying the impact of this change on its comparative 2012 consolidated financial statements.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Annual Improvements May 2012
These improvements include:

IAS 1, Presentation of Financial Statements: clarifies the difference between voluntary additional comparative information and the minimum required comparative information. Generally, the minimum required comparative period is the previous period.

IAS 16, Property, Plant and Equipment: clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory.

IAS 32, Financial Instruments: Presentation: clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes.

The improvements are effective for annual periods beginning on or after January 1, 2013.

The Company expects no impact on its financial position, performance, disclosures or stated accounting policies from the adoption of these amendments.

3.	CASH AND CASH EQUIVALENTS

	December 31, 2012	December 31, 2011
	$	$
Cash balances	183,636	94,711
Short-term investments	183,311	234,344
	366,947	329,055

4.	TRADE AND OTHER RECEIVABLES

	December 31, 2012	December 31, 2011
	$	$
Trade receivables	40,947	—
Tax receivables (including value added tax receivable)	35,428	7,040
Prepayments and deposits	6,967	6,656
Other receivables	112	5,705
	83,454	19,401
The Company expects full recovery of the trade receivables amounts outstanding and therefore no allowance has been recorded against these receivables. No receivables are past due and all are expected to be settled within twelve months.
Credit risk is further discussed in note 23(b). The Company did not hold any collateral for any receivable amounts outstanding at December 31, 2012 or December 31, 2011.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5.	OTHER ASSETS

	December 31, 2012		December 31, 2011
	Current	Non-current	Current	Non-current
	$	$	$	$
Financial assets:
Restricted cash (a)	—	1,847	—	1,768
Marketable securities (b)	34,733	—	33,539	—
Asset held for sale (c)	6,344	—	—	—
	41,077	1,847	33,539	1,768
Other assets:
Non-current inventory (note 6)	—	6,090	—	6,454
	41,077	7,937	33,539	8,222

(a)	The Company has cash and security deposits in relation to its close down and restoration provisions.

(b)
Marketable securities’ cost at December 31, 2012 was $21,230,000 (2011 - $29,793,000). As at December 31, 2012, the Company assessed for impairment all available-for-sale financial assets which had a market value below cost, and concluded that certain marketable securities were impaired as a result of the share price being below cost for a significant period of time. This resulted in a loss of $10,806,000.

(c)	Following a decision to sell the units, the Company has reclassified two used ball mills out of the exploration and development expenditure and into assets held for sale.

6.	INVENTORY

	December 31, 2012	December 31, 2011
	$	$
Current:
Finished goods	35,850	44,524
Stockpiled ore	47,263	36,414
Materials and supplies	19,180	13,743
	102,293	94,681
Non-current:
Stockpiled ore	6,090	6,454
	108,383	101,135

The Company holds low grade stockpiled ore that is expected to be processed at the end of the life of the mine. The NRV is computed using long-term metal prices and in 2012 this resulted in the write down in value noted below. Inventory held at NRV at December 31, 2012 was $4,652,000 (2011 - $6,454,000).

For the year ended December 31, 2012, an NRV write-down of inventory of $Nil (2011 - $1,625,000) was included in the consolidated statements of income as cost of sales.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise the following:

	December 31, 2012
	Plant and equipment	Mineral properties	Assets under construction	Exploration and development expenditure (note 7(a))	Total
Cost
Balance, January 1, 2012	280,680	109,780	18,113	200,156	608,729
Additions	762	—	23,313	40,865	64,940
Disposals and reclassifications (i)	(4,108)	—	—	(6,388)	(10,496)
Costs written off	—	—	—	(86)	(86)
Change in estimate of close down and restoration provision	(3,982)	(10,297)	—	—	(14,279)
Transfers	22,635	—	(22,635)	—	—
Balance, end of period	295,987	99,483	18,791	234,547	648,808

Accumulated depreciation
Balance, January 1, 2012	(57,069)	(7,549)	—	—	(64,618)
Charge for the year	(35,929)	(10,390)	—	—	(46,319)
Disposals	2,206	—	—	—	2,206
Balance, end of period	(90,792)	(17,939)	—	—	(108,731)

Net book value at December 31, 2012	205,195	81,544	18,791	234,547	540,077

(i)	The Company has reclassified two used ball mills out of the exploration and development expenditure and into assets held for sale, as disclosed in note 5.

	December 31, 2011
	Plant and equipment	Mineral properties	Assets under construction	Exploration and development expenditure (note 7(a))	Total
Cost
Balance, January 1, 2011	263,305	76,209	8,695	190,909	539,118
Additions	3,355	256	27,751	33,494	64,856
Disposals	(4,569)	(256)	—	(19,623)	(24,448)
Costs written off	—	—	—	(4,624)	(4,624)
Change in estimate of close down and restoration provision	256	33,571	—	—	33,827
Transfers	18,333	—	(18,333)	—	—
Balance, end of period	280,680	109,780	18,113	200,156	608,729

Accumulated depreciation
Balance, January 1, 2011	(35,450)	(4,036)	—	—	(39,486)
Charge for the year	(25,869)	(3,513)	—	—	(29,382)
Disposals	4,250	—	—	—	4,250
Balance, end of period	(57,069)	(7,549)	—	—	(64,618)

Net book value at December 31, 2011	223,611	102,231	18,113	200,156	544,111
No items of property, plant and equipment have been pledged as security for liabilities.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT (Cont'd)
(a)Cumulative exploration and development expenditures on mineral properties were as follows:

	December 31, 2012	December 31, 2011
	$	$
Exploration projects
Challacollo, Chile	9,711	8,658
San Agustin, Mexico	3,070	2,251
Veta Colorada, Mexico	5,332	4,876
Nazas, Mexico	1,480	1,076
Berenguela, Peru	17,125	16,812
Candelaria, United States	6,757	6,308
Maverick Springs, United States	2,814	2,690
Other exploration projects	9,624	6,312

Development projects
Diablillos, Argentina	23,345	21,366
Pitarrilla, Mexico	113,580	96,000
San Luis, Peru (i)	41,709	33,807
	234,547	200,156

(i)
On July 28, 2011, the Company increased its ownership to 100% of the San Luis property in Peru by acquiring the remaining 30% interest from Esperanza Resources Corp. (“Esperanza”). The Company paid consideration of $17,865,000 in cash and transferred to Esperanza the 6,459,000 shares of Esperanza that it owned. In addition, under the terms of the agreement the Company will provide a 1% net smelter return royalty (“NSR”) on future production. The total fair value of the consideration paid to acquire the 30% interest held by Esperanza was $28,694,000, which includes transaction costs of $306,000. The carrying amount of the non-controlling interest in the San Luis project on the date of acquisition was $496,000. This transaction did not result in a change of control and therefore the Company recognized a decrease in non-controlling interest of $496,000 and a decrease in other reserves of $28,198,000 (note 16).

(ii)
On September 23, 2011, the Company completed the sale of its 100% interest in the Bowdens project located in Australia to Kingsgate Consolidated Limited ("Kingsgate"). Under the terms of the agreement, the Company received total consideration of $70,655,000. The consideration comprised cash payments of $45,090,000 and 3,440,367 common shares of Kingsgate with a fair value of $25,565,000 at the time of the transaction. The gain on the sale of this mineral property was $51,359,000 before tax expense of $16,058,000.

26 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8.	INVESTMENT IN ASSOCIATE

Investment in associate comprises the following:

	December 31, 2012	December 31, 2011
	$	$
Common shares of Pretium Resources Inc.	119,632	136,342
	119,632	136,342

Investment in associate reflects activity for the years as follows:

Years ended December 31	2012	2011
	$	$
Carrying amount, January 1	136,342	226,271
Partial disposition (note 12)	(33,052)	(82,138)
Dilution gain	15,839	1,803
Share of net loss	(3,409)	(6,078)
Share of other comprehensive income (loss)	3,912	(3,516)
Carrying amount, December 31	119,632	136,342

On December 21, 2010, the Company completed the sale of its 100% interest in the Snowfield and Brucejack properties located in British Columbia, Canada, to Pretium Resources Inc. (“Pretium”). Total consideration was $442,260,000, which comprised 32,537,833 Pretium common shares at their fair value of $191,869,000, cash of $211,322,000 (before underwriters’ fees of $12,427,000), and a non-interest-bearing convertible promissory note in the principal amount of $39,069,000. As a result of this transaction, the Company’s ownership interest in Pretium was 41.27% .

On January 6, 2011, the note was partially repaid for gross proceeds of $18,083,000. On January 31, 2011, the balance of the note in the amount of $20,986,000 was converted into 3,625,500 common shares of Pretium at their fair value of $22,946,000, resulting in a $1,092,000 gain on settlement. The Company recognized transaction costs of $1,631,000 in the statement of income for the year ended December 31, 2011.

On April 8, 2011, the Company sold 11,500,000 of its Pretium common shares by completing a secondary offering of 11,500,000 units at C$10.00 per unit. Each unit consisted of one Pretium common share and half of a warrant to acquire an additional Pretium common share for C$12.50 within twelve months. The Company received cash proceeds from this offering of $120,117,000 before transaction costs of $7,734,000. As a result of this transaction, the Company recognized a gain on partial disposal of its associate of $38,776,000 (an after-tax gain of $34,687,000) and a resulting reduction in the carrying value of the investment in associate of $82,138,000. The warrants issued in the unit offering were recognized as a liability and are recorded at fair value (note 12). Following the closing of the offering, the Company’s ownership interest in Pretium was 28.86%.

On July 15, 2011, Pretium completed a private placement of 1,390,000 flow-through common shares, in which the Company elected not to participate. This share issuance by Pretium resulted in a dilution of the Company’s interest to 28.39% and a dilution gain of $1,803,000, which was recognized in other income (note 19).

During 2012, Pretium completed two private placements and one prospectus offering, all of which the Company elected not to participate. On February 17, 2012, Pretium completed a private placement of 1,250,000 flow-through common shares which resulted in a dilution of the Company's interest to 27.99% and a dilution gain of $4,225,000 which was recognized in other income (other expenses) (note 19). Further on May 9, 2012, Pretium completed a prospectus offering of 5,554,500 common shares, which resulted in a dilution of the Company's interest to 20.27% and a dilution gain of $9,034,000 which was recognized in other income (other expenses) (note 19). Finally, on August 24, 2012, Pretium completed a second private placement of 1,150,000 flow-through common shares, which resulted in a further dilution of the Company's interest to 20.02% and a dilution gain of $2,580,000 which was recognized in other income (other expenses) (note 19).

27 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8.	INVESTMENT IN ASSOCIATE (Cont'd)
The fair value of Pretium common shares at December 31, 2012, excluding potential selling costs, according to published share price quotations was $250,803,000 (December 31, 2011 - $303,359,000).

Summarized financial information for Pretium is as follows:

	December 31, 2012	December 31, 2011
	$	$
Assets	645,058	506,167
Liabilities	(21,917)	(7,350)
Revenues	—	—
Net loss	(15,286)	(17,573)
Subsequent to the reporting date, on February 15, 2013, Pretium completed a private placement of 1,648,550 flow-through common shares, in which the Company elected not to participate. This share issuance by Pretium resulted in a dilution of the Company’s interest to 19.68%, with a dilution gain of $1,850,000.

9.	CURRENT AND DEFERRED INCOME TAX

Significant components of income tax expense recognized in the consolidated statements of income are as follows:

Years ended December 31	2012	2011
	$	$
Current tax:
Current tax on taxable income of the current year	5,476	36,347
Deferred tax:
Origination and reversal of temporary differences	(25,218)	(4,950)
Total income tax (recovery) expense	(19,742)	31,397

The income tax expense on the Company’s income before tax is reconciled to the amount that would arise using the Canadian tax rate applicable to income of the consolidated entities as follows:

Years ended December 31	2012	2011
Statutory tax rate	25.00%	26.50%

	$	$

Income for the year before taxes	35,084	111,525

Provision for income taxes based on statutory rates	8,771	29,554
Differences in foreign and future tax rates	7,315	5,844
Foreign exchange	14,329	4,349
Recognition of Argentine tax benefit relating to mineral property	(48,129)	—
Capital gains rate	(7,652)	(4,522)
Other	5,624	(3,828)
Total income tax (recovery) expense	(19,742)	31,397

28 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	CURRENT AND DEFERRED INCOME TAX (Cont'd)
The applicable tax rate in Canada for the year ended December 31, 2012 was 25.0%, which reflects the legislated federal tax rate decrease from the prior year of 26.5%.
The company recognizes certain deferred tax assets and liabilities relating to temporary differences as follows:

	December 31, 2012	December 31, 2011
	$	$
Deferred tax assets
Property, plant and equipment	7,007	10,853
Foreign exchange losses	6,838	3,554
Inventory	—	2,290
Other	4,287	4,894
Total deferred tax assets	18,132	21,591

Deferred tax liabilities
Mineral properties	(1,261)	(28,111)
Marketable securities and investments	(12,290)	(13,220)
Total deferred tax liabilities	(13,551)	(41,331)

Net deferred tax assets (liabilities)	4,581	(19,740)

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	December 31, 2012	December 31, 2011
	$	$
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	14,371	15,047
Deferred tax assets to be recovered within 12 months	3,761	6,544
Total deferred tax assets	18,132	21,591

Deferred tax liabilities
Deferred tax liabilities to be discharged after more than 12 months	(12,274)	(36,547)
Deferred tax liabilities to be discharged within 12 months	(1,277)	(4,784)
Total deferred tax liabilities	(13,551)	(41,331)

Net deferred tax assets (liabilities)	4,581	(19,740)

29 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	CURRENT AND DEFERRED INCOME TAX (Cont'd)

The movement in the net deferred income tax liability account was as follows:

Years ended December 31	2012	2011
	$	$

Balance, January 1	(19,740)	(26,765)
Recovered from (charged to) the statement of income	25,218	4,950
(Tax charge)/credit related to components of other comprehensive income	(834)	1,982
Exchange differences	(63)	93
Balance, December 31	4,581	(19,740)

The following items were charged (credited) to the consolidated statements of income during the year:

Years ended December 31	2012	2011
	$	$

Property plant and equipment	3,846	(10,853)
Capital and non capital losses	—	95
Foreign resource pools	36	(283)
Share issuance costs	1,218	1,275
Marketable securities and investments	(1,826)	(12,571)
Other	(1,642)	(3,688)
Mineral properties	(26,850)	21,075
	(25,218)	(4,950)

The Company also has the following balances in respect of which no deferred tax asset was recognized:

	December 31, 2012	December 31, 2011
	$	$

Property plant and equipment	4,100	3,155
Capital and non capital losses	—	60
Foreign resource pools	323	316
Other	2,012	1,875
	6,435	5,406

The company has recognized a $46,805,000 deferred tax benefit relating to deductible temporary differences arising from foreign exchange losses and interest expense relating to the Company's mineral properties in Argentina.  These deductible temporary differences originate from a related party loan in U.S. dollars used to fund Pirquitas in Argentina.  The company has not recognized $17,327,000 of contingent tax benefits related to foreign exchange losses and interest expense from the same loan, due to the risk of a portion of the foreign exchange losses and interest expense being considered not deductible for Argentine tax purposes.

30 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	CURRENT AND DEFERRED INCOME TAX (Cont'd)

At December 31, 2012, the Company had the following estimated tax operating losses available to reduce future taxable income. The losses expire at various dates and amounts between 2013 and 2032, with the exception of tax losses incurred in Chile which are available indefinitely:

$

Argentina	6,870
Chile	149
Mexico	83,082
Peru	32
U.S.A.	2,547

The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2012, is $136,303,000.

10.	VALUE ADDED TAX RECEIVABLE

	December 31, 2012	December 31, 2011
	$	$
Current	32,796	1,482
Non-current	37,363	89,160
	70,159	90,642
In countries where value added tax (“VAT”) has been paid but recoverability is uncertain, the VAT payments have either been deferred within mineral property costs, or expensed if related to general mineral exploration. If the Company ultimately recovers the amounts that have been deferred, the amount received will be applied to reduce mineral property costs. Current VAT is presented within trade and other receivables (note 4).
VAT paid in Argentina in relation to the Pirquitas mine is recoverable under Argentine law once the mine reaches the production stage, which occurred on December 1, 2009. As a result, the Company commenced the process of collecting VAT in 2010 and continues to apply to the Argentine government to recover the applicable VAT. The Company believes that the remaining balance is fully recoverable and has not provided an allowance.

11.	TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses.  The normal credit period for these purchases is between 30 to 90 days. All trade and other payables are expected to be settled within twelve months.

31 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	TRADE AND OTHER PAYABLES (Cont'd)
Trade payables and accrued liabilities are comprised of the following items:

	December 31, 2012	December 31, 2011
	$	$
Trade payables	17,288	12,648
Accrued liabilities	57,762	32,174
Current portion of close down and restoration provision (note 13)	1,864	1,125
Accrued interest on convertible notes (note 14)	2,093	2,076
	79,007	48,023
For the year ended December 31, 2012, accrued liabilities includes an accrual for export duties on silver concentrate of $35,009,000 (2011- $13,101,000). See note 17 for further details.

12.	WARRANT LIABILITY

As part of a secondary offering of Pretium shares in April 2011 (note 8), the Company issued 5,750,000 Pretium common share purchase warrants (the “Pretium warrants”). Each Pretium warrant was exercisable at a price of C$12.50 until April 9, 2012. Upon issuance of the Pretium warrants, the Company recognized a liability of $7,500,000 in the consolidated statement of financial position. The liability was recorded at fair value through profit and loss (FVTPL).
For the year ended December 31, 2012, an aggregate of 5,677,526 warrants were exercised for proceeds of C$70,969,000, resulting in a gain on disposal of the underlying investment of $49,082,000 and a resulting reduction in the carrying value of the investment in associate of $33,052,000 (note 8). A total of 72,474 warrants expired unexercised.

13.	CLOSE DOWN AND RESTORATION PROVISION

	December 31, 2012	December 31, 2011
	$	$
Balance, January 1	47,778	13,626

Liabilities settled during the year	(552)	(251)
Accretion expense	6,086	1,596
Foreign exchange gain	(5,947)	(1,020)
Revisions and new estimated cash flows	(14,279)	33,827

Balance, December 31	33,086	47,778

Less: current portion of close down and restoration provision in trade and other payables	(1,864)	(1,125)
Long-term close down and restoration provision	31,222	46,653

The Company’s close down and restoration provision relates to the restoration and closure of the Company’s mining operations and projects under development (note 7). The provision is initially recorded at net present value, and subsequently re-measured at each reporting period. During the year ended December 31, 2012, the Company's estimate for its close down and reclamation provision decreased by $14,279,000 due to changes in discount rates, certain economic assumptions and cash estimates.

32 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13.	CLOSE DOWN AND RESTORATION PROVISION (Cont'd)

The provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

▪	Discount interest rates: ranging from 8.5% to 9.9% (2011 - 9.75%); and

▪	Settlement of obligations expected to occur over the next 12 years.
A 1% change in the discount rate would increase or decrease the provision by approximately $1,500,000.

14.	CONVERTIBLE NOTES

In February 2008, the Company sold $138,000,000 in senior convertible unsecured notes (“2008 Notes”) for net proceeds of $132,754,000 after payment of commissions and expenses related to the offering. The 2008 Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually. The 2008 Notes will be convertible into common shares of the Company at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the following events:

a)	during specified consecutive trading periods, if the market price of our common shares exceeds 130% of the conversion price of the 2008 Notes;

b)
the trading price of the 2008 Notes, per $1,000 principal amount, falls to 97% or less of the amount equal to the then prevailing price of the Company's common shares, multiplied by the applicable conversion rate;

c)	the 2008 Notes are called for redemption;

d)	upon the occurrence of specified corporate transactions; or

e)	during specified periods in early 2013 and 2028.

On conversion, holders of the 2008 Notes will receive cash and, if applicable, common shares (or, at the Company’s election, in lieu of such common shares, cash or any combination of cash and common shares). In addition, if certain fundamental changes occur to the Company, holders of the 2008 Notes may be entitled to an increased conversion rate. The principal amount will be repaid in cash and any excess value will be settled at the Company’s election in either cash or shares or a combination of the two. Any portion of the 2008 Notes not settled in cash will be convertible into the Company’s common shares at an initial conversion rate of 23.0792 common shares per $1,000 principal amount of the 2008 Notes converted, representing an initial conversion price of approximately $43.33 per common share.

Holders of the 2008 Notes will have the right to require the Company to repurchase all or part of their 2008 Notes on March 1 of each of 2013, 2018 and 2023, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the principal amount of the 2008 Notes being converted, plus accrued and unpaid interest to the repurchase date. Subject to specified conditions, the Company shall pay the purchase price in cash. On and after March 5, 2013, the Company may redeem all or part of the 2008 Notes for cash at a redemption price equal to 100% of the principal amount of the 2008 Notes being redeemed, plus accrued and unpaid interest to the redemption date.

The 2008 Notes contain an embedded derivative due to the fact that if the holder elects to exercise their conversion option, the Company has the option to settle in either cash or common shares. At initial recognition, the 2008 Notes were allocated as follows:

	Gross Proceeds	Transaction Costs	Net Proceeds
	$	$	$
Fair value of debt	99,144	(3,773)	95,371
Fair value of derivative liability	38,856	(1,473)	37,383
	138,000	(5,246)	132,754

33 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	CONVERTIBLE NOTES (Cont'd)
The debt portion has been designated as an ‘other financial liability’ so that it is recorded at amortized cost, net of transaction costs, and is accreted over an expected life of 5 years until March 2013 using the effective interest method.

The movement in the debt portion of the 2008 Notes during the years comprised the following:

	December 31, 2012	December 31, 2011
	$	$
Balance, January 1	127,389	118,201
Accretion of discount	10,492	9,188
Interest accrued	6,227	6,210
Interest paid	(6,210)	(6,210)
Balance, December 31	137,898	127,389
Accrued interest	(2,093)	(2,076)
Total convertible notes outstanding	135,805	125,313

The derivative liability is recognized as FVTPL, all transaction costs were expensed upon recognition and the instrument is re-measured at each reporting period. For the year ended December 31, 2012, the Company recorded an unrealized gain on the derivative liability of $1,242,000 (2011 - unrealized gain of $20,182,000) (note 19). As at December 31, 2012, the Company determined that the fair value of the derivative liability was $Nil due to the time to maturity and conversion price of $43.33. In prior years, the following key assumptions were used to obtain the valuation:

	December 31, 2011	February 27, 2008
Expected dividend yield (%)	—	—
Average risk-free interest rate (%)	2.57	4.62
Expected life (years)	16.3	20.0
Expected volatility (%)	65.0	60.0
Implied yield on straight debt (%)	7.07	11.85

Subsequent to the date of these consolidated financial statements, on January 16, 2013, the Company sold $265,000,000 in senior convertible unsecured notes ("2013 Notes") for estimated net proceeds of $256,418,000 after payment of commissions and expenses related to the offering. The 2013 Notes mature on February 1, 2033 and bear an interest rate of 2.875% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. The 2013 Notes will be convertible into common shares of the Company at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur to the Company, holders of the 2013 Notes may be entitled to an increased conversion rate. The 2013 Notes will be convertible into the Company’s common shares at an initial conversion rate of 50 common shares per $1,000 principal amount of 2013 Notes converted, representing an initial conversion price of $20.00 per common share.

The Company may not redeem the 2013 Notes before February 1, 2018, except in the event of certain changes in Canadian tax law. At any time on or after February 1, 2018, but before February 1, 2020, the Company may redeem all or part of the 2013 Notes for cash, but only if the last reported sale price of the Company's common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. On or after February 1, 2020, the Company may redeem the 2013 Notes in full or in part, for cash.

Holders of the 2013 Notes will have the right to require the Company to repurchase all or part of their 2013 Notes on February 1 of each of 2020, 2023 and 2028, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the principal amount of the 2013 Notes being converted, plus accrued and unpaid interest to the repurchase date.

34 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

a)	Authorized capital
The Company has unlimited authorized common shares with no par value.
b)Stock options
The Company has an incentive plan, approved by the Company’s shareholders at its annual general meeting held on May 14, 2008 and subsequently amended on May 11, 2011, under which options to purchase common shares may be granted to directors, officers, employees and others at the discretion of the Board of Directors. The plan provides for the issuance of incentive options to acquire up to a total of 8.5% of the issued and outstanding common shares of the company. The exercise price of each option is set at the date of grant and shall not be less than the closing market price of the company’s stock on the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Board of Directors. Currently, the vesting periods range up to three years, and the term is seven years. New shares from treasury are issued on the exercise of stock options.
The changes in stock options issued during the year ended December 31, 2012 and the year ended December 31, 2011 is as follows:

Years ended December 31	2012		2011
	Number of stock options	Weighted average exercise price (C$/option)	Number of stock options	Weighted average exercise price (C$/option)

Outstanding, January 1	1,878,372	23.86	4,703,870	27.18
Granted	597,125	15.22	518,500	24.79
Exercised	(54,335)	(11.50)	(1,028,391)	(18.97)
Expired	(115,000)	(35.74)	(787,500)	(34.48)
Forfeited	(282,599)	(27.24)	(1,528,107)	(32.21)
Outstanding, December 31	2,023,563	20.49	1,878,372	23.86
During the year ended December 31, 2012, the Company granted 597,125 (2011 – 518,500) options to officers, employees, directors and other eligible persons at exercise prices ranging from C$11.68 to C$17.47 (December 31, 2011 – C$15.64 to C$28.78) and expiry dates ranging from January 18, 2019 to August 27, 2019.
As of December 31, 2012, incentive stock options constitute 2.5% (2011 – 2.3%) of issued and outstanding common capital. The aggregate intrinsic value of vested share options (the market value less the exercise price) at December 31, 2012 and December 31, 2011 was $157,000 and $107,000, respectively.

35 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)
The weighted average fair value of stock options granted during the year ended December 31, 2012 and year ended December 31, 2011 was estimated to be C$6.89 and C$11.28 per stock option, respectively, at the grant date using the Black-Scholes option pricing model, using the following assumptions:

Years ended December 31	December 31, 2012	December 31, 2011

Forfeiture rate (%)	3.0	3.0
Expected dividend yield (%)	0.0	0.0
Average risk-free interest rate (%)	1.23	2.20
Expected life (years)	4.2	4.8
Expected volatility (%)	58.0	55.0
Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. Changes in the subjective input assumptions can materially affect the estimated fair value of the options.
The weighted average share price, at the date of grant, of stock options granted in the period was C$15.03 (2011 - C$24.02).
The weighted average share price at the date of the exercise of stock options was C$15.35 (2011 - C$26.60).
The following table summarizes information about stock options outstanding and exercisable at December 31, 2012:

	Stock options outstanding		Stock options exercisable
	Stock options outstanding	Weighted average remaining contractual life (years)	Stock options exercisable	Weighted average exercise price (C$/option)
Exercise prices (C$)

11.50 – 15.64	550,362	6.7	80,133	13.22
17.38 – 23.57	770,867	7.0	394,729	18.21
24.41 – 28.98	499,334	6.2	347,660	25.42
29.02 – 36.14	203,000	0.5	203,000	30.88
	2,023,563	6.1	1,025,522	22.77

36 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)
c)Deferred Share Units (“DSUs”)
Non-executive directors may elect to receive all or a portion of their annual compensation in the form of DSUs which are linked to the value of the Company’s common shares. DSUs are issued on a quarterly basis under the terms of the DSU Plan, at the market value of the Company’s common shares at the date of grant. The DSUs vest immediately and are redeemable in cash on the date the director ceases to be a director of the Company.

Years ended December 31	2012	2011
	Number of DSUs	Number of DSUs
Outstanding, January 1	98,289	90,361
Granted	51,828	21,151
Redeemed	—	(13,223)
Outstanding, December 31	150,117	98,289
The DSUs granted in the year ended December 31, 2012 had a fair value of $13.63 per unit (2011 - $26.25). The DSUs are cash-settled instruments and therefore the fair value of the outstanding DSUs at the end of each reporting period is recognized as an accrued liability with the associated compensation cost recorded in general and administrative expenses.
d)Restricted Share Units (“RSUs”)
RSUs are granted to employees based on the value of the Company’s share price at the date of grant. The awards have a graded vesting schedule over a three-year period, and are cash-settled immediately upon vesting.
RSUs are cash-settled instruments and therefore are recognized as a liability, with fair value remeasurement at each reporting period. The associated compensation cost is recorded in general and administrative expenses unless directly attributable to a mineral property.

Years ended December 31	2012	2011
	Number of RSUs	Number of RSUs
Outstanding, January 1	76,800	—
Granted	104,900	93,300
Settled	(21,089)	—
Forfeited	(18,802)	(16,500)
Outstanding, December 31	141,809	76,800
The RSUs granted in the year ended December 31, 2012 had a weighted average fair value of C$14.45 per unit (2011 - C$26.32 per unit). RSUs settled in the year ended December 31, 2012 were settled at a fair value of C$14.74 per unit (2011 - $Nil). As at December 31, 2012, the weighted average fair value was C$14.83 per unit (December 31, 2011 - C$14.10 per unit).
At December 31, 2012, an accrued liability of $1,300,000 (2011 - $382,000) was recorded with a share-based payment expense of $656,000 (2011 - $278,000).

37 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)
e)Performance Share Units (“PSUs”)
PSUs are granted to senior executives, and vest after a performance period of three years. During 2011, in addition to a normal annual grant there was also a one-off grant of transitional PSUs, which vest after a two-year performance period. The vesting of these awards is based on the Company’s total shareholder return in comparison to its peer group, and awards range from 0% to 200% of initial PSUs granted.
PSUs are cash-settled instruments and therefore are recognized as a liability, with fair value remeasurement at each reporting period using a Monte Carlo simulation. The associated compensation cost is recorded in general and administrative expenses.

Years ended December 31	2012	2011
	Number of PSUs	Number of PSUs
Outstanding, January 1	109,700	—
Granted	110,058	141,800
Forfeited	(18,538)	(32,100)
Outstanding, December 31	201,220	109,700
The PSUs granted in the year ended December 31, 2012 had a weighted average fair value of C$14.68 per unit (2011 - C$31.35 per unit). As at December 31, 2012, the weighted average fair value was C$14.83 per unit (2011 - C$7.60 per unit). No PSUs were settled during 2012.
At December 31, 2012, an accrued liability of $1,095,000 (2011 - $311,000) was recorded with a share-based payment expense of $773,000 (2011 - $320,000).
f)Share-based compensation
Share-based compensation consists of the fair values of both equity-settled and cash-settled awards as follows:

Years ended December 31	2012	2011
	$	$
Equity-settled	4,377	4,676
Cash-settled	2,488	(589)
Total	6,865	4,087

Share-based compensation for the years ended December 31, 2012 and 2011 has been recognized in the consolidated financial statements as follows:

Years ended December 31	2012	2011
	$	$
General and administrative expense	6,477	4,052
Property, plant and equipment	388	35
Total share-based compensation	6,865	4,087

38 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16.	OTHER RESERVES

Years ended December 31	2012	2011
	$	$
Foreign currency translation reserve
At January 1	(3,847)	1,832
Parent company, subsidiary companies' and associate currency translation adjustments	4,635	(4,781)
Currency translation adjustments recycled to net income on disposals	—	(898)
At December 31	788	(3,847)

Available-for-sale revaluation reserves
At January 1	750	19,301
Unrealized (losses) on available-for-sale securities	(205)	(15,778)
Foreign exchange (losses) gains	(253)	699
Deferred income tax recovery	—	1,259
Realized (gain) on the disposal of marketable securities recycled to net income, net of tax	—	(4,731)
Realized impairment and (gain) of marketable securities recycled to net income, net of tax	9,354	—
At December 31	9,646	750

Transactions with non-controlling interests
At January 1	(28,198)	—
Acquisition of non-controlling interest in subsidiary	—	(28,198)
At December 31	(28,198)	(28,198)

Share-based compensation reserve
At January 1	37,810	42,124
Stock options exercised	(407)	(8,990)
Share-based compensation	4,377	4,676
At December 31	41,780	37,810

Total other reserves	24,016	6,515

39 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17.	OPERATING COSTS BY NATURE

a)Cost of sales

Years ended December 31	2012	2011
	$	$
Cost of inventory	126,968	66,694
Depletion, depreciation and amortization	44,668	16,546
Export duties (1)	23,372	12,686
	195,008	95,926

(1)
The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998 (the “Fiscal Agreement”). In December 2007, the National Customs Authority of Argentina (the “NCA”) levied an export duty of approximately 10% on concentrates, even for projects with fiscal stability agreements predating 2002. The legality of the export duty on silver concentrates has been challenged and is currently under review by the court in Argentina. The Company has been advised that the Pirquitas mine is subject to this export duty despite contrary rights detailed under the Fiscal Agreement. In December 2012, the Federal Court of Appeal (Salta) upheld a cease payment order granted in the Company's favour by the Federal Court (Jujuy) effective September 29, 2010, which provided that the Company was not required to pay the 10% export duty imposed upon us by the NCA in December 2007. However, the Federal Government of Argentina has appealed this decision to the Federal Supreme Court of Argentina. The appeal by the Federal Government of Argentina has also included the refund claimed by the Company for the export duties paid before the cease payment order, as well as matters of procedure related to the uncertainty of the amount reclaimed.

Until the order to cease payment was granted in 2010, the Pirquitas mine had paid $6,646,000 in export duties, against which it has filed for recovery. In accordance with this order, the Company has not been paying export duties on silver concentrate but continues to accrue duties in full until the outcome of the claim is known with certainty. For the year ended December 31, 2012, duties on silver concentrates of $21,480,000 (2011 - $10,538,000) have been included in cost of sales, and as of December 31, 2012, the Company has accrued a liability totaling $35,009,000 (2011 - $13,101,000), with a corresponding increase in cost of sales in the relevant period. If this export duty is successfully overturned, the benefit will be recognized in the Consolidated Statement of Income for the full amount of paid and unpaid duty in the period that recovery becomes virtually certain. The accrued export duty also has a significant impact on the Company's total production cost. If resolved in the Company's favour, the impact would be to reduce total production costs by approximately 10% of the net sales price on a per ounce basis.

b)General and administrative expenses

Years ended December 31	2012	2011
	$	$
Salaries and benefits	9,052	9,804
Share-based compensation	6,477	4,052
Consulting and professional fees	2,448	1,790
Travel expense	1,127	1,673
Insurance expense	913	846
Rent expense	788	685
Shareholder and investor relations	715	1,055
Computer expenses	508	456
Directors fees and expenses	353	688
Listing and filing fees	253	374
Depreciation and amortization	173	286
Other expenses	855	1,942
	23,662	23,651

40 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18.	FINANCE INCOME AND EXPENSES
a)Interest earned and other finance income

Years ended December 31	2012	2011
	$	$
Interest earned	2,066	1,600
Accretion earned on convertible debenture receivable	—	691
Total interest earned and other finance income	2,066	2,291

b)Interest expense and other finance costs

Years ended December 31	2012	2011
	$	$
Interest expense on convertible notes	(6,227)	(6,210)
Accretion expense on convertible notes	(10,493)	(9,188)
Accretion of close down and restoration provision	(6,086)	(1,596)
Other interest expense	(1,655)	(398)
Total interest expense and other finance costs	(24,461)	(17,392)

19.	OTHER INCOME (OTHER EXPENSES)

Years ended December 31	2012	2011
	$	$
Gain on sale of other investments (1)	4,853	—
Gain on dilution of associate (note 8)	15,839	1,803
Share of net (loss) of associate	(3,409)	(6,078)
Unrealized (loss) gain on financial instruments at FVTPL (2)	(2,501)	20,182
Gain on sale of marketable securities	—	5,453
Loss on marketable securities (3)	(9,354)	—
Write-off of mineral property costs	(86)	(4,624)
Reversal of impairment of convertible debenture (4)	—	2,400
Dividend income	701	—
Miscellaneous expense	(1,365)	(1,056)
	4,678	18,080
(1) The Company disposed of its Canadian asset-backed commercial paper (ABCP), following improved liquidity in that market. These assets had been previously written off.
(2) Financial instruments held at FVTPL includes the conversion feature of a convertible debenture receivable, the warrant liability (note 12), and the conversion option embedded in the 2008 Notes (note 14).
(3) The Company recorded an impairment on marketable securities, due to a significant decline in share price, resulting in a realized loss of $10,806,000. This was offset by a $1,452,000 gain on disposal of a marketable security.
(4) In 2011, the Company settled its convertible debenture with Aurcana Corporation ("Aurcana"), which resulted in a recovery of the previous impairment of $2,400,000.

41 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

20.	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for the year ended December 31, 2012 and 2011 are based on the following:

Years ended December 31	2012	2011

Earnings used in the calculation of diluted earnings per share	$54,826	$80,128

Weighted average number of common shares issued (thousands)	80,744	80,324
Adjustments for dilutive instruments:
Stock options (thousands)	17	336
Weighted average number of common shares for diluted earnings per share (thousands)	80,761	80,660

Basic earnings per share	$0.68	$1.00
Diluted earnings per share	$0.68	$0.99
The 2008 Notes (note 14) in certain circumstances are convertible at the request of the holders. In such an event the initial principal would be repayable in cash and any incremental value settled at the election of the Company in either cash or common shares, or a combination of the two. The potential dilutive impact of the shares is therefore only that portion of the 2008 Notes where the share price exceeds the conversion price of $43.33 per share. Given that at December 31, 2012 and 2011 the share price was significantly below the conversion price an assumed conversion by holders would not have any dilution impact because the balance would be repaid in full in cash.

21.	OPERATING SEGMENTS

The Company is a resource company focused on acquisition, exploration, development and operation of silver-dominant projects in the Americas.

An operating segment is defined as a component of the Company:

▪	that engages in business activities from which it may earn revenues and incur expenses;

▪	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and,

▪	for which discrete financial information is available.
The Company has identified its operating segments based on the information used by the President and Chief Executive Officer (who is considered to be the chief operating decision maker) to manage the business. The Company primarily manages its business by looking at individual extractive projects and typically segregates these projects between production, development and exploration. For reporting purposes all exploration and development projects have been aggregated into a single reportable segment ‘exploration and development properties’ because they all have similar characteristics and none exceed the quantitative thresholds for individual disclosure. The only production property, the Pirquitas mine, is considered a single operating segment which derives its revenues from the sale of silver and zinc concentrates. The corporate division only earns income that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment. Consequently, the following reporting segments have been identified:

▪	Pirquitas mine; and

▪	Exploration and development properties.

42 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21.	OPERATING SEGMENTS (Cont'd)
The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

December 31, 2012	Pirquitas mine	Exploration and development properties	Other reconciling items (i, ii)	Total
	$	$	$	$
Revenue	241,120	—	—	241,120
Cost of inventory and export duties	(150,340)	—	—	(150,340)
Depletion, depreciation and amortization	(44,668)	—	—	(44,668)
Cost of sales	(195,008)	—	—	(195,008)
Income from mine operations	46,112	—	—	46,112

Operating income (loss)	33,467	(716)	(23,003)	9,748
Income before income tax	16,764	(649)	18,969	35,084

Interest income and other finance income	824	388	854	2,066
Interest expense and other finance costs	(7,431)	(75)	(16,955)	(24,461)
Write-off of mineral property costs	—	—	86	86
Income tax expense	19,127	982	(367)	19,742

Total assets	613,309	272,818	430,785	1,316,912
Non-current assets	365,038	237,039	121,064	723,141
Total liabilities	(94,173)	(3,944)	(161,468)	(259,585)

December 31, 2011	Pirquitas mine	Exploration and development properties	Other reconciling items (i, ii)	Total
	$	$	$	$
Revenue	147,845	—	—	147,845
Cost of inventory and export duties	(79,380)	—	—	(79,380)
Depletion, depreciation and amortization	(16,546)	—	—	(16,546)
Cost of sales	(95,926)	—	—	(95,926)

Income from mine operations	51,919	—	—	51,919

Operating income (loss)	47,691	(1,143)	(23,983)	22,565
Income (loss) before income tax	39,126	46,040	26,359	111,525

Interest income and other finance income	—	—	2,291	2,291
Interest expense and other finance costs	(1,542)	(114)	(15,736)	(17,392)
Write-off of mineral property costs	—	(4,624)	—	(4,624)
Income tax expense	(21,050)	(9,524)	(823)	(31,397)

Total assets	568,212	232,038	475,852	1,276,102
Non-current assets	459,789	202,752	136,885	799,426
Total liabilities	(94,395)	(22,355)	(175,377)	(292,127)
(i) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a group basis.
(ii) Includes the equity-accounted investment in Pretium.

43 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21.	OPERATING SEGMENTS (Cont'd)

Segment revenue by product

Years ended December 31	2012	2011
	%	%
Silver	98	94
Zinc	2	6

Segment revenue by location of customer
100% of revenues are attributable to the Pirquitas mine segment. Revenue from five of the Company's customers each individually represent over 10% of the total silver and zinc sales revenue. In 2011, one customer, based in Switzerland, accounted for 100% of the zinc and silver sales revenue.

Non-current assets by location

	December 31, 2012	December 31, 2011
	$	$
Canada	122,393	138,205
Argentina	388,841	481,654
Mexico	130,277	108,674
Peru	59,150	50,950
United States	12,348	10,942
Chile	10,132	9,001
Total	723,141	799,426

22.	FINANCIAL INSTRUMENTS
The Company’s financial instruments include cash and cash equivalents, trade and other receivables, other financial assets, trade and other payables, warrant liabilities and convertible notes.
a)Financial assets and liabilities by category

At December 31, 2012	Loans and receivables	FVTPL	Available-for-sale	Other financial liabilities	Total
	$	$	$	$	$
Financial assets
Cash and cash equivalents	366,947	—	—	—	366,947
Trade and other receivables	112	40,947	—	—	41,059
Other financial assets (2)	1,847	—	34,733	—	36,580
Total financial assets	368,906	40,947	34,733	—	444,586

Financial liabilities
Trade and other payables	—	—	—	77,143	77,143
Convertible notes (3)	—	—	—	135,805	135,805
Total financial liabilities	—	—	—	212,948	212,948

44 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

22.	FINANCIAL INSTRUMENTS (Cont'd)

At December 31, 2011	Loans and receivables	FVTPL	Available-for-sale	Other financial liabilities	Total
	$	$	$	$	$
Financial assets
Cash and cash equivalents	329,055	—	—	—	329,055
Trade and other receivables (1)	5,045	—	—	—	5,045
Other financial assets (2)	1,768	—	33,539	—	35,307
Total financial assets	335,868	—	33,539	—	369,407

Financial liabilities
Trade and other payables	—	—	—	46,898	46,898
Warrant liability	—	7,067	—	—	7,067
Convertible notes (3)	—	1,242	—	125,313	126,555
Total financial liabilities	—	8,309	—	172,211	180,520

(1)	Certain trade and other receivables are classified as FVTPL due to the embedded derivative identified through provisional pricing arrangements discussed in note 2(e).

(2)	Other financial assets include marketable securities which have been designated as available-for-sale assets

(3)	The embedded share purchase option of the 2008 Notes is recognized at FVTPL while the debt portion is designated as an other financial liability.

b)Fair value of financial instruments

	December 31, 2012		December 31, 2011
	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$
Financial assets
Trade and other receivables	41,059	41,059	5,045	5,045
Other financial assets	36,580	36,580	35,307	35,307
Total financial assets	77,639	77,639	40,352	40,352

Financial liabilities
Warrant liability	—	—	7,067	7,067
Convertible notes	135,805	138,000	126,555	136,275
Total financial liabilities	135,805	138,000	133,622	143,342

The carrying values of cash and cash equivalents, certain other financial assets, trade and other payables, approximate their fair values due to their short maturity.

45 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

22.	FINANCIAL INSTRUMENTS (Cont'd)
Fair value hierarchy

Financial instruments that are held at fair value are categorized based on a valuation hierarchy which is determined by the valuation methodology utilized:

	Fair value at December 31, 2012
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Trade and other receivables	—	40,947	—	40,947
Marketable securities	34,733	—	—	34,733
	34,733	40,947	—	75,680
Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities
Marketable securities, consisting of available-for-sale investments with no trading restrictions are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges.
Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
Trade receivables from provisional invoices for concentrate sales are included within Level 2, as the basis of valuation uses quoted commodity prices.
Level 3 – inputs for an asset or liability that are not based on observable market data (unobservable inputs)
There were no transfers between Level 1 and Level 2 or transfers into and out of Level 3 during the years ended December 31, 2012 or 2011.

23.	FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of financial risks as a result of its operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. The Company’s overall risk management strategy seeks to reduce potential adverse effects on the Company’s financial performance. Risk management is carried out under policies approved by the Board of Directors.
The Company may, from time to time, use foreign exchange contracts, commodity price contracts and interest rate swaps to manage its exposure to fluctuations in foreign currency, metal prices and interest rates. The Company does not have a practice of trading derivatives. In the past, the Company’s use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.
The risks associated with the Company’s financial instruments, and the policies on how the Company mitigates those risks are set out below. This is not intended to be a comprehensive discussion of all the risks facing the Company.
a)Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which the Company is exposed are price risk, currency risk and interest rate risk.

46 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT (Cont'd)
(i)  Price Risk
This is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for silver, and to a lesser extent, zinc. These prices are affected by numerous factors that are outside the control of the Company such as:

▪	global or regional consumption patterns;

▪	the supply of, and demand for, these metals;

▪	speculative activities;

▪	the availability and costs of metal substitutes;

▪	inflation; and

▪	political and economic conditions, including interest rates and currency values.
The principal financial instrument that the Company holds which is impacted by commodity prices is the embedded derivative within trade receivables. The majority of sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents the Company’s trade receivable exposure to variations in commodity prices.
The Company has not hedged the price of silver as part of its overall corporate strategy.
A 10% increase in the average commodity price for the year, with all other variables held constant, would have resulted in the following impact to the Company’s after-tax net income:

Years ended December 31	2012	2011
Products	$	$
10% increase in silver price	15,412	9,005
10% increase in zinc price	346	605

The Company holds certain investments in available-for-sale marketable securities which are measured at fair value, being the closing price of each equity investment at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.
(ii)  Currency Risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency rates. The Company’s financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact earnings.

47 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT (Cont'd)
The following are the most significant areas of exposure to currency risk:

	December 31, 2012
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	35,860	62,612	5,583	1,482
Marketable securities	19,034	—	15,699	—
Value added tax receivable	—	65,976	—	3,521
Export duty accrual	—	(35,009)	—	—
Trade and other payables	(10,088)	(14,924)	—	(726)
Total	44,806	78,655	21,282	4,277

	December 31, 2011
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	80,480	6,051	—	584
Marketable securities	13,753	—	19,787	—
Accounts receivable	—	—	5,045	—
Value added tax receivable	—	89,636	—	1,006
Export duty accrual	—	(13,101)	—	—
Trade and other payables	(7,825)	(11,608)	(16,500)	(1,114)
Warrant liability	(7,067)	—	—	—
Total	79,341	70,978	8,332	476

The Company monitors and manages this risk with the objective of ensuring its group-wide exposure to negative fluctuations in currencies against the U.S. dollars is managed. As at December 31, 2012 the Company has not entered into any derivatives to mitigate this risk. At December 31, 2012 the Company held $62,612,000 in Argentina. Argentine government regulations of U.S. dollar inflows and outflows restricts the Company's ability to repatriate cash generated by the Pirquitas mine. The Company is repatriating cash from Argentina under a fixed schedule of debt repayments. The Company is actively seeking ways to mitigate the risk on its cash balance of a devaluation of the Argentine peso.

A 10% increase in the United States dollar exchange rate on financial assets and liabilities denominated in the following currencies, with all other variables held constant, would have resulted in the following impact to the Company’s after-tax net income:

Years ended December 31	2012	2011
	$	$
Canadian dollar	(3,361)	(5,830)
Argentine peso	(5,269)	(5,635)
Australian dollar	(1,490)	(630)
Mexican peso	(300)	(33)

48 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT (Cont'd)
(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. Interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents because they are the only financial instrument the Company holds that is impacted by interest based on variable market interest rates. The convertible notes have fixed interest rates and are not exposed to fluctuations in interest rates; a change in interest rates would impact the fair value of the instruments, but because the Company records the 2008 Notes at amortized cost there would be no impact on the financial results of the Company. The Company monitors its exposure to interest rates closely and has not entered into any derivative contracts to manage its risk. Similar risk exposures exists for the convertible notes issued in 2013.
As at December 31, 2012, the weighted average interest rate on our cash and cash equivalents was 0.41% (2011 - 0.14%). With other variables unchanged, a 1% increase in the annualized interest rate would increase after tax net income by $2,619,000 (2011 - $2,340,000).
b)Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. The Company’s credit risk is limited to the collectibility of trade receivables in the ordinary course of business and the quality of its financial investments.
Credit risk related to financial institutions and cash deposits Under the Company’s investment policy, investments are made only in highly rated financial institutions, corporate and government securities. The Company considers the risk of loss associated with investments to be low.

Credit risk related to trade receivables The Company is exposed to credit risk through its trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. The Company manages this risk by requiring provisional payments of at least 80 percent of the value of the concentrate shipped and through utilizing multiple counterparties. By undertaking a process of diversifying its customer base from one in 2011 to four long-term customers in 2012, the Company has reduced this risk further.

Credit risk related to other financial assets All other receivable balances are expected to be collectible in full due to the nature of the counterparties and/or a previous history of collectibility.

The Company also has credit risk through its significant value added tax receivable balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

The Company’s maximum exposure to credit risk as at December 31 was as follows:

	December 31, 2012	December 31, 2011
	$	$
Cash and cash equivalents	366,947	329,055
Value added tax receivable	70,159	90,642
Trade and other receivables	41,059	5,045
Other financial assets	1,847	1,768
	480,012	426,510
At December 31, 2012, no amounts were held as collateral.

49 | Page

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT (Cont'd)
c)Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its obligations over financial instruments as they fall due. The Company manages its liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support the Company’s current operations, expansion and development plans, and by managing its capital structure as described in note 23(d). The Company’s objective is to ensure that there are sufficient committed financial resources to meet its business requirements for a minimum of twelve months. Argentine government regulation of U.S. dollar inflows and outflows restricts the ability to repatriate cash generated by the Pirquitas mine. The Company is repatriating cash from Argentina under a fixed schedule of debt repayments.
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following is a maturity profile of financial liabilities and operating and capital commitments presenting contractual undiscounted cash flows as at December 31, 2012:

	Payments due by period
Contractual obligations	Total	Less than one year	1 - 3 years	4-5 years	After 5 years
	$	$	$	$	$
Trade and other payables	77,143	77,143	—	—	—
Convertible notes (i)	138,000	138,000	—	—	—
Interest on convertible notes (i)	3,079	3,079	—	—	—
Capital expenditure commitments	18,875	9,646	9,229	—	—
Minimum lease rental and lease payments	3,528	421	1,499	1,161	447
Total contractual obligations	240,625	228,289	10,728	1,161	447

(i)
Convertible notes mature in 2028 but are redeemable in part or in full at the option of the holder on March 1 at each of 2013, 2018, and 2023, or upon fundamental corporate changes. They are also redeemable by the Company in part or in full on and after March 5, 2013. The notes bear interest of 4.5% per annum and are convertible into common shares upon specified events at a fixed conversion price of approximately $44.33 per common share (note 14).

In the opinion of management, working capital at December 31, 2012 together with future cash flows from operations is sufficient to support the Company’s commitments through 2013.
d)Capital management
The Company’s objectives when managing capital are:

▪	to safeguard its ability to continue as a going concern in order to develop and operate its current projects and pursue strategic growth initiatives;

▪	to maintain a flexible capital structure which lowers the cost of capital; and

▪	to provide an adequate return to shareholders.
In assessing the capital structure of the Company, management includes in its assessment the components of shareholders’ equity, convertible notes, and cash and cash equivalents. In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors.
To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company expects its current capital resources will be sufficient to carry out its exploration plans and support operations through the current operating period.
The Company issued convertible notes in 2008 (note 14) but these do not contain any financial covenants. Accordingly, as of December 31, 2012, there were no externally-imposed capital requirements.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	RELATED PARTY TRANSACTIONS
a)Related party transactions
During the year ended December 31, 2012, the Company recorded administrative, technical services and expense reimbursements of $500,000 (2011- $82,000) from companies related by common directors or officers, including Pretium. At December 31, 2012, trade and other receivables include $Nil (2011 - $101,000) and trade and other payables include $Nil (2011 - $688,000) with these related parties. Any amounts due from or payable to related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are under normal business terms.
b)Key management compensation
Key management includes directors (executive and non-executive) and other key officers of the Company, including the CEO, CFO and Senior Vice Presidents. The compensation paid or payable to key management for employee services is shown below:

Years ended December 31	2012	2011
	$	$
Salaries and other short-term employee benefits	2,152	2,252
Post-employment benefits	15	25
Termination benefits	—	1,067
Share-based compensation (i)	3,897	2,904
Total compensation	6,064	6,248

(i)	Share-based compensation includes mark-to-market adjustments on cumulative DSU positions as reported in the consolidated statements of income.
c)Principal Subsidiaries
The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership	Project
Pacific Rim Mining Corporation Argentina S.A.	Argentina	100%	Diablillos
Minera Silver Standard Chile S.A.	Chile	100%	Challacollo
Silver Standard Durango, S.A. de C.V.	Mexico	100%	Pitarrilla
Silver Standard Exploraciones, S.A. de C.V.	Mexico	100%	Veta Colorada and others
Silver Standard Mexico, S.A. de C.V.	Mexico	100%	San Agustín, Nazas and others
Sociedad Minera Berenguela S.A.	Peru	100%	Berenguela
Reliant Ventures S.A.C.	Peru	100%	San Luis
Candelaria Mining Company	USA (Delaware)	100%	Candelaria
Mina Pirquitas, Inc. Sucursal Argentina	USA (Delaware)	100%	Pirquitas
Maverick Silver Inc.	USA (Nevada)	100% (*)	Maverick Springs
Silver Standard U.S. Inc.	USA (Nevada)	100%	Saddleback, Silver Creek

(*)	The Maverick Springs project is held in a joint venture in which the Company has a 55% interest, representing all of the silver resources hosted in the project.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

25.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the year ended December 31, 2012 and 2011 are as follows:

Years ended December 31	2012	2011
	$	$
Trade and other receivables (excluding VAT)	(38,273)	19,831
Inventory	(5,811)	(50,073)
Trade and other payables	29,045	11,728
Taxes payable	(21,794)	16,861
	(36,833)	(1,653)
During the year ended December 31, 2012 and 2011 the Company conducted the following non-cash investing and financing transactions:

Years ended December 31	2012	2011
	$	$
Shares received for sale of mineral property	—	15,133
Fair value of marketable securities transferred to acquire non-controlling interest	—	(10,522)
Transfer of share-based payment reserve upon exercise of stock options	(407)	(8,990)
During the year ended December 31, 2012 and 2011 the Company made the following cash payments for interest and taxes:

Years ended December 31	2012	2011
	$	$
Interest paid	6,210	6,210
Taxes paid	19,269	16,430

During the year ended December 31, 2012, the Company received dividends of $701,000 (2011 - $Nil).

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